EXHIBIT 12(a)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year ended December 31,

(in millions)	2009	2008	2007	2006	2005

Earnings including interest on deposits (1):
Income before income tax expense	$17,998	3,300	11,835	12,797	11,769
Less: Net income from noncontrolling interests	392	43	208	147	221

Income before income tax expense and noncontrolling interests	17,606	3,257	11,627	12,650	11,548
Fixed charges	10,455	9,991	14,428	12,498	7,656

	28,061	13,248	26,055	25,148	19,204

Fixed charges (1):
Interest expense	9,950	9,755	14,203	12,288	7,458
Estimated interest component of net rental expense	505	236	225	210	198

	10,455	9,991	14,428	12,498	7,656

Ratio of earnings to fixed charges (2)	2.68	1.33	1.81	2.01	2.51

Earnings excluding interest on deposits:
Income before income tax expense and noncontrolling interests	17,606	3,257	11,627	12,650	11,548
Fixed charges	6,681	5,470	6,276	5,324	3,808

	24,287	8,727	17,903	17,974	15,356

Fixed charges:
Interest expense	9,950	9,755	14,203	12,288	7,458
Less: Interest on deposits	3,774	4,521	8,152	7,174	3,848
Estimated interest component of net rental expense	505	236	225	210	198

	$6,681	5,470	6,276	5,324	3,808

Ratio of earnings to fixed charges (2)	3.64	1.60	2.85	3.38	4.03

(1)	As defined in Item 503(d) of Regulation S-K.

(2)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.